



SECUR **08032743** ;ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/07___ AND ENDING ___09/30/08___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680   PARK AVENUE
                                   (No. and Street)

HUNTINGTON,   NY   11743
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___JUDITH C. KING___   ___631-421-4499___
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   TAMAS B. REVAI, CPA

                      (Name – *if individual, state last, first, middle name*)

48 WEST 48 STREET STE.1206B   NEW YORK,   NY   10036
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___JUDITH C. KING_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___FEDERATED SECURITIES, INC._____ , as

of ___SEPTEMBER 30_____ , 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 19__

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

·TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48ᵗʰ STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761   Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
1395 New York Avenue
Huntington, N.Y. 11746

We have audited the accompanying balance sheet of Federated Securities, Inc. as of September 30, 2008 and 2007, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2008 and 2007, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Tamas B. Revai, C.P.A.

November 22, 2008

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2008	2007
Current Assets		
Cash and Cash Equivalents	$ 24,356	$ 46,690
Clearing Deposit	35,000	35,000
Prepaid Expenses	-0-	200
Commissions Receivable	6,809	19,782
Total Current Assets	**$ 66,165**	**$ 101,672**
Investment	-0-	27
Total Assets	**$ 66,165**	**$ 101,699**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 13,002	$ 45,992,
Total Current Liabilities	**$ 13,002**	**$ 45,992**
Subordinated Loan from Stockholder	$ 50,000	$ 50,000
Total Liabilities	**$ 63,002**	**$ 95,992**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(13,837)	(11,293)
Total Stockholder's Equity	**$ 3,163**	**$ 5,707**
Total Liabilities and Stockholder's Equity	**$66,165**	**$101,699**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF INCOME and RETAINED EARNINGS
For the Years Ended
September 30,

	2008	2007
Revenues:		
Commissions – Net	$ 183,011	$ 285,665
Special Member Payment	-0-	35,000
Interest and Dividends	440	3,578
Total Revenues	**$ 183,451**	**$ 324,243**
Expenses:		
Salaries	$ 35,386	$ 99,074
Commissions	78,437	102,565
Rent	1,001	32,562
Insurance	6,745	14,527
Professional Fees	5,564	6,280
Communications	9,934	9,079
Taxes	4,025	9,146
Office Expenses	27,371	33,575
Regulatory Fees	4,229	4,557
Dues and Publications	4,805	3,077
Interest	3,000	3,000
Equipment Rental	4,753	4,837
Employee Benefits	745	474
Total Expenses	**$ 185,995**	**$ 322,753**
Net Income / (Loss)	**$ (2,544)**	**$ 1,490**
Retained Earnings (Deficit) at Beginning of Year	$ (11,293)	$ (12,783)
Retained Earnings at End of Year	**$(13,837)**	**$(11,293**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended
September 30,

	2008	2007
Cash flows from operating activities:		
Net Income/(Loss)	$ (2,544)	$ (33,510)
Adjustment needed to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Special Member Payment	-0-	35,000
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commissions Receivable	12,973	(4,709)
(Increase) Decrease iin Prepaid Expenses	227	(200)
Increase (Decrease) in Accounts Payable and Accrued Expenses	(32,990)	12,346
Net cash (used in) operating activities	**$ (22,334)**	**$ 8,927**
Increase / (Decrease) in Cash	**$ (22,334)**	**$ 8,927**
Cash - Beginning of year	46,690	37,763
Cash - End of Year	**$ 24,356**	**$ 46,690**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
as of
September 30,

	2008	2007
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	$ 5,000	$ 5,000
Retained Earnings at Beginning of Year	$ (11,293)	$ (12,783)
Net Income / (Loss)	(2,544)	1,490
Retained Earning Earnings at End of the Year	$ (13,837)	$ (11,293
Total Stockholder's Equity	$ 3,163,	$ 5,707

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended
September 30,

	2008	2007
Subordinated Loan – October 1,	$ 50,000	$ 50,000
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.
BASIC NET CAPITAL REQUIREMENT
as of
September 30,

	2008	2007
Ownership Equity	$ 3,163	$ 5,707
Add: Subordinated Loan from Stockholder	50,000	50,000
Total Capital	$ 53,163	$ 55,707
Less: Non-allowable Assets	-0-	(227)
Net Capital	$ 53,163	$ 55,480
Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 48,163	$ 50,480
Excess Net Capital at 1,000%	$ 51,863	$ 50,881

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

Computation of Aggregated Indebtness and
Net Capital in accordance with Rule 15C-1
Under the Securities Exchange Act of 1934
as of
September 30, 2008 and 2007

	2008	2007
Aggregated Indebtness	$ 13,002	$ 45,992
Net Capital:		
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(13,837)	(11,293)
Non-allowable Assets	-0-	(227)
Subordinated Loans from Stockholder	50,000	50,000
Net Capital	**$ 53,163**	**$ 55,480**
Percentage of Aggregated Indebtness to Net Capital	**24.46**	**82.90**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

Organization:

Federated Securities, Inc. (Company) engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions

The company is exempt from the provision of rule 15C3-3

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Federal income taxes are provided for the periods, when it becomes necessary, because the Company is a "C" corporation subject to federal income taxes as provided by the Internal Revenue Code.

Subordinated Loan:

Judith C. King, Chairwoman of the Company, subordinated loans to the Company. Interest on the loans is presently 6%. In the years ended September 30, 2008 and 2007 $3,000 interest was paid respectively.

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2010	$ 35,000
December 30, 1998	December 30, 2010	15,000
Total		**$ 50,000**

Tames B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

In planning and performing our audit of the consolidated financial statements of Federated Securities, Inc. for the year ended September 30th, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2008 and 2007 and for the years then ended.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED SEPTEMBER 30, 2008 and FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008

Accounts Payable and Accrued Expenses– Increased by $405.00 for additional payroll and corporate taxes.

Net income - As a result of the adjustments, Net Income and Retained Earnings and Net Capital decreased by $405.00

There are no material differences in the net capital computation between the Focus Report for the Quarter Ended September 30, 2008 and the Audited Financial Statements as of September 30, 2008.



Tamas B. Revai, C.P.A.

END